Exhibit 99.1

PROGEN PHARMACEUTICALS LIMITED

ABN: 82 010 975 612

PRELIMINARY FINAL REPORT

FOR THE YEAR ENDED

30 JUNE 2011

PRELIMINARY FINAL REPORT: 30 JUNE 2011

The following information is provided to the ASX under Listing Rule 4.3A.

The Board of Progen Pharmaceuticals Limited announce the results of the consolidated entity for the year ending 30 June 2011 including comparative information for the year ending 30 June 2010. The results as reported have been audited.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Revenue from ordinary activities

Up 33.1% to $3,611,000.

Loss from ordinary activities after tax attributable to members

Loss down 61.5% to $6,098,000.

Loss for the period attributable to members

Loss down 61.5% to $6,098,000.

Explanation of the loss from ordinary activities for the period attributable to members

Refer to the Directors Report which follows this announcement under Item 3. “Results and Review of Operations.”

Dividends

The Company has not declared nor paid any dividends.

Net Tangible Assets per security

Net tangible assets per security at 30 June 2011 amounted to $0.36 (2010: $0.61).

Please refer to the Directors’ Report and Financial Statements for an explanation of these results and further information required to be released in accordance with ASX Listing Rule 4.3A.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

Your directors present their report on the consolidated entity consisting of Progen Pharmaceuticals Limited ABN 82 010 975 612 and the entities it controlled during the year ended 30 June 2011.

1.              Directors

The names of the company’s directors in office during the year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Mr Stuart James

Dr John Chiplin (resigned 22 August 2011)

Dr Julie Cherrington (resigned 22 August 2011)

Mr Thomas Burt

Mr Heng Tang

Dr Paul Lin (Resigned 16 June 2011)

Dr Woei-Jia Jiang (appointed 16 June 2011)

2.              Dividends

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend for the year ended 30 June 2011 (2010: Nil).

3.              Results and Review of Operations

Company Overview

The principal activities of Progen Pharmaceuticals Limited during the year continued to be:

1.              Discovery, research and development of potential biopharmaceutical therapeutics for the treatment of human diseases; and

2.              The provision of contract services related to the process development, manufacture and quality assurance of biological products.

The Company’s objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of pharmaceutical therapeutics for cancer and other serious diseases.

Operating and Financial Review

Operating Results for the Year

To be read in conjunction with the attached Financial Report.

The consolidated operating result for the year ended 30 June 2011 was a loss of $6.098 million, being a decrease of 61.5% over the prior year loss of $15.839 million.

The decrease in the loss for 2011 of $9.741 million is attributable to various factors, including decreased research and development expenses of $2.209 million following the completion of the PG11047 Phase 1a monotherapy study and winding down of both the PG11047 Phase 1b combination study in advanced cancer patients and the PI-88 Phase 2 study in metastatic melanoma. General and administrative savings of $2.874 million were realised primarily due to reduced legal and other consultancy fees.  License fee revenue relating to the license of PI-88 to Medigen Biotechnology Corporation (“Medigen”) together with the increased profitability of the Company’s manufacturing operations contributed to a $0.550 million improvement to the result. Further, 2010 figures include the one-off impairment of the intangible asset associated with the CellGate acquisition of $2.644 million and the legal settlement with Medigen for $1.8 million.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

Results and Review of Operations (cont’d)

Operating Results for the Year (cont’d)

The following table summarises the consolidated results:

		2011	2010
	% Change	$’000	$’000
Revenue	33.1	3,611	2,712
Other income	(62.7)	56	150
Research and development expenditure	(43.4)	(2,883)	(5,092)
Manufacturing expenditure	23.7	(2,506)	(2,026)
Administrative and corporate expenses (incl. finance costs)	(40.7)	(4,183)	(7,056)
Other expenses	(92.6)	(139)	(1,883)
Impairment loss	(98.0)	(54)	(2,644)
Operating loss	(61.5)	(6,098)	(15,839)

Earnings/ (Loss) per Share and Net Tangible Assets per Share

		2011	2010
	% Change	cents	cents
Basic and diluted loss per share	(61.5)	(24.7)	(64.1)
Net tangible assets per share	(40.1)	36.4	60.8

Management Discussion and Analysis

Interest and Licensing Income

Interest income fell by 25.4% to $0.551 million during fiscal year 2011 primarily due to reduced funds on deposit due to the operating cash outflows throughout the year, despite stronger interest rates on deposits.

License fee revenue of $475k was realised in 2011 (2010: nil) as the Company’s licensee, Medigen Biotechnology Corporation reached its first milestone in the development of PI-88.

		2011	2010
	% Change	$’000	$’000
Revenue and other income
Manufacturing	31.0	2,585	1,973
License fee revenue	n/a	475	—
Interest revenue	(25.4)	551	739
Other income	(62.7)	56	150
Total revenue and other income	28.1	3,667	2,862

Research and Development (R&D) Expenditure

The primary activities of the R&D division for the year were:

1.              Preclinical and clinical development of PG545; and

2.              The clinical development of other drug candidates including PG11047 and the Phase 2 PI-88 melanoma program.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

3.              Results and Review of Operations (cont’d)

Research and Development

Research and development expenditure decreased by 43.4% to $2.883 million during the year ended 30 June 2011, reflecting the completion of enrolment in the PG11047 combination study in the USA and the treatment of the final patient in the PI-88 metastatic melanoma study.

The company expended $1.888 million on the development of its anti-cancer compound PG545, which commenced a Phase 1 clinical trial in November 2010 (2010: $2.221 million).  Expenditure on US R&D activities, primarily the PG11047 Phase 1b combination study decreased 82.9% to $0.555 million (2010: $2.128 million) as the study completed enrolment.  Expenditure of $113k was booked against the PI-88 Phase 2 Melanoma trial (2010: $307k) which has completed treatment and has proceeded to data-lock. A clinical study report is expected in late 2011.

Manufacturing

PharmaSynth operates a “currently Good Manufacturing Practices” (cGMP), certified manufacturing facility that provides contract manufacturing services to the biotechnology industry, earning revenues on a fee for service basis across the pharmaceutical, biotechnology and veterinary industries.

Revenues earned by the manufacturing division increased 31.0% to $2.585 million in 2011 (2010: $1.973 million) due to the delivery of new contracts, including the manufacture of PI-88 for licensee, Medigen.

The operating result in the manufacturing segment increased $22k to a profit of $75k (2010: $53k).

Liquidity

The Company ended the financial year with cash and cash equivalents totalling $10.448 million compared with $15.143 million at the previous year-end. Progen did not raise additional funds during 2011.

Cash and cash equivalents at 30 June 2011 were represented by of a mix of highly liquid interest bearing investments with maturities ranging from 30 to 180 days and deposits on call. These investments do not constitute any material financial market risk exposure.

Cash Flows

Cash of $4.651 million was disbursed during the year to fund consolidated net operating activities, compared to $12.873 million in 2010. Decreased R&D, corporate and other expenses, paired with an advance payment of US$2.0 million from licensee Medigen Biotechnology Corp. for the manufacture of PI-88 positively impacted the result.

Funding Requirements

Currently there are no significant commitments for capital expenditure. However, the group expects to incur substantial future expenditure in light of its clinical oncology programs. At present, Progen is treating patients under a Phase 1 clinical trial to assess the safety and tolerability of PG545.  The company has completed enrolment and will soon finalise the clinical study reports for both the PG11047 phase 1b trial in advanced cancer patients and the PI-88 Phase 2 study in metastatic melanoma.

At 30 June 2011, the Group has outstanding commitments of $1.245 million (2010: $1.662 million), of which $350k relates to the Phase 1 clinical trial of PG545, $412k pertaining to the company’s insurance portfolio and the remainder pertaining to operating lease commitments and general expenditure commitments.

Future cash requirements will depend on a number of factors, including the scope and results of preclinical studies and clinical trials, continued progress of research and development programs, the company’s out-licensing activities, the ability to generate positive cash flow from contract manufacturing services, the ability to generate revenues from the commercialisation of drug development efforts and the availability of other funding.

4.              Significant Changes in the State of Affairs

(i)            Divestment of the CellGate Assets

During the first half of 2010, Progen undertook a strategic review of its assets and the recommendation was made to the board that the assets acquired in the February 2008 CellGate acquisition (“CellGate Assets”) should be divested to place a strategic focus on Progen’s core competencies — dual mechanism oncology products.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

4.     Significant Changes in the State of Affairs (cont’d)

Following the strategic review, the company appointed a US based investment bank to assist in creating a saleable package for the assets and seeking out interested parties. Throughout 2011, Progen has continued the Phase 1b clinical trial of PG11047 and has completed patient enrolment. It is expected that this will maximise the return from the assets.

Following the board’s decision to divest the CellGate assets, Progen closed down the California and North Carolina offices of its subsidiary, Progen Pharmaceuticals Inc and has significantly scaled back its presence in the USA. This has resulted in a substantial administrative cost saving for the group.

The Company has divested the intellectual property held by Progen Pharmaceuticals Inc to a new incorporated entity, Epi Pharmaceuticals Inc (“EPI”). EPI is incorporated in the USA and holds all of the epigenetic and cell proliferation assets acquired through the CellGate acquisition. The goals of the restructuring was to place the CellGate assets and related assets into a separately funded or fundable vehicle in order to eliminate or minimise any existing and future obligations of Progen related to CellGate stockholders or the CellGate licensors, limit further investment by the Company into these programs and preserve potential returns for Progen shareholders.

Under this structure, a combination of equity and debt instruments, royalties and milestone payments were issued to various parties that were entitled to consideration pertaining to the development of the CellGate assets. In return, Progen has extinguished its obligations under the contracts with these parties, reducing the economics owed to these parties to make the assets investable, whilst itself retaining a significant interest in this new entity.

In exchange for giving up their right to the potential milestone payments, the former CellGate holders (including SLIL Biomedical Corporation which was previously acquired by CellGate) have received equity in EPI, along with Progen as follows:

Holder	Shares	% Ownership of EPI
CellGate holders	5,737,500 Series A Preferred	45
SLIL Biomedical	1,530,000 Series A Preferred	12
Progen	5,482,500 Series A Preferred	43

This new entity has also entered into new amended and restated license agreements with Johns Hopkins University/Wayne State University and Wisconsin Alumni Research Foundation (WARF) to secure the epigenetic and cell proliferation assets, including PG11047, PG11144 and other epigenetics program compounds.

(ii)        Corporate restructure

In June 2011, the Company undertook a corporate restructure, including the termination of the company’s lease at its corporate office in Toowong and a restructure of the company’s board and senior management.

Dr John Chiplin and Dr Julie Cherrington will step down from the board in August 2011. Further, CEO Sue MacLeman will finish with the company in August 2011 and Paul Dixon has moved to a consultancy agreement, however will continue in his existing capacity as General Manager of Finance and Company Secretary.  Dr Woei-Jia Jiang was appointed as a non-executive director during June 2011.

The Toowong corporate office will be vacated in late August 2011with all staff moving to the company’s manufacturing facility at Darra. The consolidation of facilities represents a significant cost saving to the group moving forward.

Significant Events after the Balance Date

No significant events have occurred after the balance date.

6.              Likely Developments and Expected Results

The likely developments in the year ahead include:

(i)                                   Continuation of the Phase 1 clinical trial to assess the safety and tolerability of PG545;

(ii)                                Providing necessary support to Medigen Biotechnology Corporation in order to reach value inflection milestones associated with the License and Collaboration Agreement;

(iii)                            Continue to drive progress in the company’s profitable manufacturing business; and

(iv)                             Conducting a capital raising to ensure adequate resources are available to progress the company’s drug portfolio.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

7.     Directors — Qualifications, Experience and Special Responsibilities

Directors in office at the date of this report

Mr Stuart James BA Honours

Independent Non-Executive Chairman

Finance and Audit Committee Member, Remuneration Committee Member

Mr James has held a number of high profile executive positions during his career and has extensive experience in the oil, health and financial services sector. Following a 25 year career with Shell both in Australia and internationally, Mr James past roles have included Managing Director of Australian Financial Services for Colonial and Managing Director of Colonial State Bank (formally the State Bank of NSW). Mr James most recent executive role was a CEO of The Mayne Group, including Mayne Health and Mayne Pharma. He is a Member of the Supervisory Board of Wolters Kluwer NV and a member of the Advisory Board of Gresham Private Equity Ltd. Mr, James is Chairman of Pulse Health Ltd, Prime Financial Group Ltd and a Non Executive Director of Greencross Ltd and Phosphagenics Ltd.

Dr Julie Cherrington BS MS PhD

Independent Non-Executive Director

Remuneration Committee Member

Julie Cherrington joined Pathway Therapeutics as President and CEO in October 2009. Pathway is a clinical stage company with a focus on the discovery and development of novel PI3K and mTOR inhibitors for the treatment of cancer and inflammatory/respiratory indications. Previously, Dr Cherrington was president at Phenomix Corporation with strategic and operational responsibilities for drug research and development at the discovery, pre-clinical and clinical stages and played a leadership role in the financing, business development and corporate development functions in the company. Prior to joining Phenomix in 2003, she was vice president of preclinical and clinical research at SUGEN, a Pfizer company. SUGEN focused on the discovery and development of small molecule kinase inhibitors for cancer and was a leader in molecular profiling patient samples in concert with innovative Phase 1 and Phase 2 clinical trial designs with novel targeted agents. Dr Cherrington was instrumental in the development of SUTENT and its approval for renal cell cancer and gastrointestinal stromal tumours. Prior to SUGEN, Dr Cherrington held a range of positions of increasing responsibility at Gilead Sciences. Dr Cherrington is currently a member of the Board of Directors of Xenome Ltd, a pain focused biotechnology company.

Dr John Chiplin BPharm PhD

Non-Executive Director

John Chiplin, PhD, has broad-based experience in the life science and technology industries, both from an operational and investment perspective. Most recently he was founding CEO of Arana Therapeutics, a new generation Antibody developer and a board member of Domantis, Inc. - prior to the acquisition of the companies by Cephalon and GSK respectively. Immediately prior to running Arana, Dr. Chiplin was head of the ITI Life Sciences investment fund in the UK. His own investment vehicle, Newstar Ventures Ltd., has funded more than a dozen early stage companies in the past ten years. Dr. Chiplin’s Pharmacy and Doctoral degrees are from the University of Nottingham, UK, and he currently serves on the Boards/acts as an advisor to a number of international public/private companies and venture capital funds.

Mr Heng Hsin Tang BENG(Hons) MBA

Non-Executive Director

Audit Committee Chair

Mr Tang has a bachelor’s degree in Civil Engineering with honours, and an MBA from the University of Queensland. Mr Tang has more than 10 years experience in project and financial managements in engineering and property development, specialising in feasibility studies, cash-flow management, structural finance and acquisitions for major projects. Until recently, Mr Tang was Commercial Manager for a national property developer, and managed the finance for their Queensland projects valued at over $1bn. Mr Tang is currently a Finance Manager of a large international property company.

Mr Thomas Burt

Non-Executive Director

Remuneration Committee Chair

Mr Burt has over 40 years experience across a number of industries including telecommunications, postal and retail operations, logistics, property management/development and management consulting. He attended the University Of

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

7.     Directors — Qualifications, Experience and Special Responsibilities (cont’d)

Hawaii Advanced Management Program in 1988 and the Mt Eliza Business School Directors’ Course in 1991. Mr Burt has held positions including Managing Director, New Zealand Post Properties Ltd, Managing Director, Total Logistics Company Ltd, National General Manager Facilities Management, Telstra, National General Manager Program Office and Service Improvement, Telstra and Manager International Business Development Asia-Pacific for Lockheed Martin Distribution Technologies. Over the past 6 years, Mr Burt has worked for various companies in a management consulting role as well as undertaking a one year special assignment for Lockheed Martin Overseas Corporation.

Dr Woei-Jia Jiang

Non-Executive Director

Dr Jiang is a bioentrepreneur with more than 20 years experience in the pharmaceutical and biotechnology industries working in research, corporate advisory and various senior management roles. Currently he is the Managing Director of Wholesome Biopharm Pty Ltd, a Melbourne-based biotechnology company focused on the development of innovative asthma treatments. Dr. Jiang was a co-founder of Metabolic Pharmaceuticals Limited, now Calzada Limited when his co-invention of AOD9604 was out-licensed to Circadian Technologies Limited and he has also consulted to biotechnology companies locally and internationally, including former Meditech Research Limited (now Alchemia Oncology Pty Ltd., a subsidiary of Alchemia Limited. Dr. Jiang received his BSc and MSc (Chemistry) degrees from National Cheng-Kung University in Taiwan and PhD (Biochemistry) degree from Monash University, Australia.

Directors who were in office during the year, but not at the date of this report

Dr. Paul Lin BS PhD

Non-Executive Director

Dr. Paul Lin (Tzong-Pai Lin) received his B.S. (Pharmacy) and Ph.D. (Toxicology) degrees from the School of Pharmacy at the National Taiwan University in 1974, and North Carolina State University in 1982, respectively. In his 25 year career in the pharmaceutical and biotechnology industries, he has worked for Burroughs Wellcome Research Foundation (USA), E.I. Du Pont de Nemours Company (USA) and Kendall McGaw Pharmaceutical Company (USA) in a veriety of research and quality control positions. Following this he became the Vice President of Standard Pharm & Chem Company (Taiwan) in 1993. Dr. Lin was also Director of French RPR Pharmaceuticals Company (China), German Madaus AG (China) and Guower Consulting Company (Beijing). Currently he is Senior Scientific Advisor to Vanway Pharmaceutical Co. Inc. (HK), President of JP International Development, Ltd (Taiwan) and Founder of NuBio Pharmaceutical Technology Co. Ltd (Beijing). Dr Lin has extensive experience in the pharmaceutical and biotechnology industries, particularly in development, manufacturing, quality control and marketing of pharmaceutical products in the Greater China Area.

8.              Particulars on Directors’ Interest in Shares and Options

As at the date of this report the directors’ interests in shares and options of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 were:

Director	Shares	Options
Stuart James	—	—
Julie Cherrington	—	—
John Chiplin	—	—
Thomas Burt	—	—
Heng Hsin Tang	1,500	—
Woei-Jia Jiang	—	—

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

9. Directors’ Attendance at Board and Committee Meetings

The number of directors’ meetings held during the year and the number of meetings attended by each director were as follows:

			Audit committee		Remuneration committee
	Directors’ meetings		meetings		meetings
Name	A	B	A	B	A	B
Stuart James	9	9	3	3	2	2
Julie Cherrington	8	9	3	3	2	2
John Chiplin	9	9	—	—	—	—
Paul Lin	8	9	—	—	—	—
Heng Hsin Tang	9	9	3	3	—	—
Thomas Burt	9	9	—	—	2	2
Woei-Jia Jiang	—	—	—	—	—	—

Key:	A :	Number of meetings attended
	B :	Number of meetings held during the time the director held office or was a member of the committee

10.       Remuneration Report (audited)

This remuneration report outlines the director and executive remuneration arrangements of the Group in accordance with the requirements of the Corporations Act 2001 and its regulations. For the purposes of this report, key management personnel (KMP) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and includes the five executives in the Group receiving the highest remuneration.

Details of the key management personnel (including the five highest paid executives during the year)

(i) Directors
S. James	Chairman (non-executive)
J. Chiplin	Non-executive Director - resigned 22 August 2011
J. Cherrington	Non-executive Director - resigned 22 August 2011
T. Burt	Non-executive Director
H.H. Tang	Non-executive Director
P. Lin	Non-executive Director - resigned 16 June 2011
WJ Jiang	Non-executive Director - appointed 16 June 2011

(ii) Executives
S. MacLeman(1)	Chief Executive Officer
L. Marton	Chief Scientific Officer(2)
M. Fitzgerald	Director — Clinical Operations US
P. Dixon(3)	General Manager — Finance and Company Secretary
F. Lankesheer	Director — Business Development and Legal

(1) CEO position to terminate 26 August 2011

(2) CSO position terminated 31 October 2010

(3) Changed from an employed executive to a consultant effective 15 July 2011

There have been no other changes to the KMP after the reporting date and before the date the financial report was authorised for issue.

A. Principles used to determine the nature and amount of remuneration

Remuneration Philosophy

Remuneration levels are competitively set to attract the most qualified and experienced directors and executives. The remuneration structures outlined below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creating shareholder value.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.       Remuneration Report (audited) (cont’d)

The Board ensures that executive reward satisfies the following criteria for good reward corporate governance practices:

•                  competitiveness and reasonableness;

•                  acceptability to shareholders;

•                  performance linkage/alignment of executive compensation;

•                  transparency; and

•                  capital management.

Remuneration packages may include a mix of fixed and variable remuneration including performance based bonuses and equity plans.

Remuneration Structure

In accordance with best practice corporate governance, the structure of non-executive director and executive remuneration is separate and distinct.

Non-executive Director Remuneration

Non-executive directors’ fees reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors’ fees are reviewed periodically by the Board and were last done so on 16 June 2011.

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of the non-executive directors shall be determined from time to time by a general meeting of shareholders. The current aggregate fee pool limit is $500,000 as approved by shareholders at the 2007 AGM.

As of 16 June 2011, fees paid to non-executive directors amount to $61,320 per annum for each non-executive director, exclusive of board committee fees. The fees paid to the non-executive Chairman amount to $136,792, exclusive of board committee fees. Members of the board committees receive an additional $7,075 per committee per annum, with the chairs of each respective committee receiving an additional $14,151 per annum.

Retirement allowances are not paid to non-executive directors other than contributing compulsory superannuation to the directors’ fund of choice. This benefit forms part of the directors’ base fees.

The remuneration of non-executive directors for the periods ended 30 June 2011 and 30 June 2010 is detailed in table 1 of this report.

Executive Remuneration

The executive pay and reward framework has two components:

•                  fixed remuneration including base pay and benefits; and

•                  variable remuneration including performance related bonuses and equity plans.

As the company continues in its research and development stage and has not been generating earnings, executive reward is linked to the achievement of specified milestones.

Fixed remuneration

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration consists of base remuneration, as well as employer contributions to superannuation funds. Executives are given the opportunity to receive their fixed base remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue additional cost for the Company.

Fixed remuneration is reviewed annually by the remuneration committee. This process consists of a review of individual performance and overall performance of the Company. The Committee has access to external advice independent of management.

The Company does not pay retirement benefits to any senior executives other than contributing compulsory superannuation to the senior executives’ fund of choice.  This benefit forms part of the senior executives’ base remuneration.

The fixed remuneration component of executives is detailed in table 2.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.       Remuneration Report (audited) (cont’d)

Performance related bonuses

During the financial year, a performance related bonus was paid to the Chief Executive Officer of $87,210 excluding superannuation. A performance related bonus of $16,101 was paid and $13,711 was accrued during the 2011 financial year, relating to eligible Progen staff and executives and to Pharmasynth staff, respectively.

Retention Bonus

No retention bonuses were paid throughout the 2011 financial year.

Retirement benefits

The company meets its obligations under the Superannuation Guarantee Legislation.

Equity plans

The company is able to issue share options under The Progen Directors and Employees Option Incentive Plan. The objective of the equity plan is to reward executives in a manner that aligns remuneration with the creation of shareholder wealth. 331,000 options were granted to eligible employees and executive under the plan during 2011.

Information on all options vested during the year is detailed in table 3 and further detail of the plan is in note 13.

Group Performance

In considering the consequences of the Company’s performance on shareholder wealth the Board are focused on total shareholder returns. In the Company’s case this consists of the movement in the Company’s share price rather than the payment of dividends. Given the current stage of the Company’s development, it has never paid a dividend and does not expect to in the near future.

The following table shows the change in the Company’s share price and market capitalisation as compared to the total remuneration (including the fair value of options granted, but excluding termination payments) during the current financial year and the previous four financial years:

	2011	2010	2009	2008	2007
Share price at end of year	$0.23	$0.40	$0.85	$1.38	$4.60
Change in share price	$(0.17)	$(0.45)	$(0.53)	$(3.22)	$1.90
Market capitalisation at end of year plus amounts distributed to shareholders during the year ($m’s)(1)	$5.7	$9.8	$59.4	$83.3	$273.3
Change in market capitalisation ($m’s)	$(4.1)	$(49.6)	$(23.9)	$(190.0)	$163.7
Total executive remuneration ($m’s)	$1.92	$1.29	$1.56	$2.38	$1.71

(1)The company executed a $39.420 million off-market share buy-back in April 2009.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.       Remuneration Report (audited) (cont’d)

B. Details of remuneration of key management personnel

Table 1: Non-executive directors’ remuneration for the year ended 30 June 2011.

		Short term			Post		Share-
				Non	employment		based
		Salary	Cash	monetary	Super-	Termination	payment
		and fees	bonus	benefits	annuation	payment	Options	Total
Directors		$	$	$	$	$	$	$
Stuart James	2011	138,480	—	—	12,463	—	—	150,943
	2010	123,161	—	—	11,084	—	—	134,245
Thomas James Burt	2011	75,470	—	—	—	—	—	75,470
	2010	68,718	—	—	—	—	—	68,718
John Chiplin(1)	2011	61,321	—	—	—	—	—	61,321
	2010	30,400	—	—	—	—	—	30,400
Julie Cherrington(1)	2011	75,472	—	—	—	—	—	75,472
	2010	71,667	—	—	—	—	—	71,667
Gordon Schooley	2011	—	—	—	—	—	—	—
	2010	45,000	—	—	—	—	—	45,000
Joe Lin	2011	—	—	—	—	—	—	—
	2010	20,568	—	—	1,852	—	—	22,420
Heng Tang	2011	71,837	—	—	3,635	—	—	75,472
	2010	63,035	—	—	5,673	—	—	68,708
Paul Lin(2)	2011	59,106	—	—	—	—	—	59,106
	2010	37,610	—	—	—	—	—	37,610
Woei-Jia Jiang(3)	2011	—	—	—	—	—	—	—
	2010	—	—	—	—	—	—	—
Total - Non-executive Directors	2011	481,686	—	—	16,098	—	—	497,784
	2010	460,159	—	—	18,609	—	—	478,768

(1) Resigned 22 August 2011

(2) Resigned 16 June 2011

(3) Commenced 16 June 2011

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.       Remuneration Report (audited) (cont’d)

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2011.

		Short term				Post		Share-
				Non		employment		based
Other key		Salary	Cash	monetary		Super-	Termination	payment
management		and fees	bonus	benefits		annuation	payment	Options	Total
personnel		$	$	$		$	$	$	$
T Justus Homburg	2011	—	—	—		—	—	—	—
	2010	150,803	—	13,417		32,192	245,000	—	441,412
Laurence Marton(1)	2011	218,621		18,645	(5)	—	39,449	—	276,715
	2010	369,493	—	36,613		—	—	—	406,106
Michael Fitzgerald	2011	151,467	—	28,161	(5)	—	—	—	179,628
	2010	149,513	—	22,588		—	—	—	172,101
Paul Dixon (2)	2011	149,350	4,500	—		13,847	—	3,511	171,208
	2010	120,462	43,500	—		14,757	—	—	178,719
John Chiplin(3)	2011	—	—	—		—	—	—	—
	2010	240,000	—	19,442		—	—	—	259,442
Darryn Bampton	2011	149,350	1,650	—		13,590	—	1,873	166,463
	2010	145,000	—			13,050	—	—	158,050
Susan MacLeman(4)	2011	303,738	87,210	—		35,185	—	68,170	494,303
	2010	49,506	—	—		4,456	—	19,133	73,095
Fleur Lankesheer	2011	154,552	—	—		13,910	—	1,404	169,866
	2010	—	—	—		—	—	—	—
Total - Other key management personnel	2011	1,127,078	93,360	46,806		76,532	39,449	74,958	1,458,183
	2010	1,224,777	43,500	92,060		64,455	245,000	19,133	1,688,925

(1) CSO position terminated 31 October 2010

(2) Changed from an employed executive to a consultant effective 15 July 2011

(3) Appointed Interim CEO from 1 December 2009 to 31 May 2010

(4) CEO position to terminate 26 August 2011

(5) US based health plans

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.       Remuneration Report (audited) (cont’d)

C. Service Agreements

The Company’s policy is to enter into service contracts with executive directors and senior executives on appointment that are unlimited in term but capable of termination on specified notice periods; and that the Company has the right to terminate the contract immediately by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.

The service contract outlines the components of remuneration paid to the executive directors and key management personnel but does not prescribe how remuneration levels are modified year to year.

The current base remuneration, short-term incentive arrangements and termination notice periods included in the service agreements with key management personnel are detailed below.

S MacLeman, Chief Executive Officer

•                  Term of agreement — unlimited, capable of termination on 3 months’ notice.

•                  Base salary, inclusive of superannuation, of $339,000, last reviewed on appointment at 1 January 2011.

•                  Short term incentive per annum of an amount equal to up to 40% of the base salary (plus superannuation) based on the achievement of the strategic and operational objectives.

P Dixon, General Manager - Finance and Company Secretary

•                  Term of employment agreement — unlimited, resigned 15 July 2011

•                  Base salary, inclusive of superannuation, of $162,792, last reviewed on 3 April 2009

•                  Term of consultancy agreement — variable depending on completion of projects

F Lankesheer, Director of Business Development and Legal

•                  Term of agreement — unlimited, capable of termination on notice of 4 weeks.

•                  Base salary, inclusive of superannuation, of $185,940, last reviewed on 26 July 2010

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.       Remuneration Report (audited) (cont’d)

D. Share-Based Payments

During the 2011 financial year the following options vested and expired with key management personnel of the Group under the terms of The Progen Directors and Employee Option Incentive Plan.

Of the 1,000,000 options granted to Sue MacLeman, the Chief Executive Officer during the 2010 financial year, the first tranche of 166,667 options expired due to market share price conditions not being met. The remaining tranches totalling 833,333 options are subject to cancellation following the termination of the CEO position on 26 August 2011.

331,000 options were granted to eligible Progen employees and executives during the 2011 financial year.

Table 3: Number of options granted and expired during the year for KMP

										Fair Value
			No. of		No. of	No. of				per option
	Grant	Expiry	options		options	options		Exercise		at grant	Date
	date	date	non-vested		granted	expired		price		date	exercisable
S MacLeman	29-Mar-2010	29-Mar-2015	—		—	166,667	(1)	$0.65	(3)	$0.14	29-Mar-2011
S MacLeman	29-Mar-2010	29-Mar-2015	166,667	(2)	—	—		$0.80	(3)	$0.18	29-Mar-2012
S MacLeman	29-Mar-2010	29-Mar-2015	166,666	(2)	—	—		$0.95	(3)	$0.21	29-Mar-2013
S MacLeman	29-Mar-2010	29-Mar-2015	250,000	(2)	—	—		$1.05	(3)	$0.23	29-Mar-2014
S MacLeman	29-Mar-2010	29-Mar-2015	250,000	(2)	—	—		$1.15	(3)	$0.24	29-Mar-2015
P Dixon	01-Jan-2011	01-Jan-2016	—		75,000	—		$0.29		$0.09	01-Jan-2012
D Bampton	01-Jan-2011	01-Jan-2016	—		40,000	—		$0.29		$0.09	01-Jan-2012
F Lankesheer	01-Jan-2011	01-Jan-2016	—		30,000	—		$0.29		$0.09	01-Jan-2012

(1) Expired due to non-satisfaction of market share price condition

(2) Due for cancellation on 26 February 2012 following the termination of the CEO position

(3) Options vest upon fulfilment of share market price conditions; i.e, 30 day VWAP exceeds the share prices of $0.65 in Yr 1, $0.80 in Yr 2, $0.95 in Yr 3, $1.05 in Yr 4; and $1.15 in Yr 5.

The following table summarises the value of options granted, exercised or expired during the 2011 financial year to directors and key management personnel.

					Remuneration
	Value of options	Value of options	Value of options	Value of options	consisting of
	granted during	exercised during	expired during	forfeited during	options for the
	the year ^	the year	the year	the year	year
	$	$	$	$	%
S MacLeman	68,170	—	29,751	—	13.8
P Dixon	3,511	—	—	—	2.1
D Bampton	1,873	—	—	—	1.1
F Lankesheer	1,404	—	—	—	0.8

^ For details on the valuation of options, including models and assumptions used, please refer to note 13.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.       Remuneration Report (audited) (cont’d)

D. Share-based payments (cont’d)

During the year no options were exercised by directors or key management personnel.

The Board has a policy prohibiting directors or executives entering into contracts to hedge their exposure to options or shares granted as part of their remuneration. The Board periodically requests directors and executives confirm they are in compliance with this policy.

11. Loans to Directors and Executives

No loans have been paid to Company directors or executives during or since the end of the financial year.

12. Environmental Regulations

The Company complies with all environmental regulations applicable to its operations and there have been no significant known breaches.

13. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

14. Indemnification and Insurance of Directors and Officers

The Company has agreed to indemnify directors in respect of certain liabilities incurred while acting as a director of any group company. No liability has arisen under these indemnities as at the date of this report.

The Company has agreed to use its reasonable endeavours to arrange insurance for the directors against certain risks the director is exposed to as a director of the Group Companies.

During the year, the Company paid a premium to insure the directors, company secretary and other executive staff. Under the terms and conditions of the insurance arrangements, disclosure of the nature of the insurance and the premium is prohibited.

The liabilities insured include costs and expenses that may be incurred in defending any wrongful, but not wilful, act, error or omission by the officers in their capacity as officers of the Company.

No other insurance premiums have been paid or indemnities given, during or since the end of the year, for any person who is or has been an officer or auditor of the Company.

15.  Auditor Independence and Non-audit Services

A copy of the Company’s auditors’ independence declaration is set out on page 17.

Non-audit services

The following non-audit services were provided by the entity’s auditor, Ernst & Young. The Company’s audit committee pre-approved these non-audit services. The directors are satisfied that the provision of non-audit services is compatible with the general audit standards of independence for auditors imposed by the Corporations Act 2001. The nature and scope of the non-audit services provided means that auditor independence was not compromised.

During the year, the company received non-audit services from Ernst & Young Taiwan in relation to the tax treatment of payments made by the company’s licensee, Medigen.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

$
Tax related issues associated with the Medigen license:	4,898
4,898

Signed in accordance with a resolution of the directors.

/s/ S. James
S. James
Chairman

Date: 23 August 2011

1 Eagle Street Brisbane QLD 4000 Australia GPO Box 7878 Brisbane QLD 4001 Tel: +61 7 3011 3333 Fax: +61 7 3011 3100 www.ey.com/au

Auditor’s Independence Declaration to the Directors of Progen Pharmaceuticals Limited

In relation to our audit of the financial report of Progen Pharmaceuticals Limited for the financial year ended 30 June 2011, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Mike Reid
Partner
23 August 2011

Liability limited by a scheme approved
under Professional Standards Legislation

Progen Pharmaceuticals Limited

Statement of Comprehensive Income

For the year ended 30 June 2011

		Consolidated
		2011	2010
	Note	$’000	$’000
REVENUE	4 (a)	3,611	2,712

Other income	4 (b)	56	150

EXPENSES
Research and development expenses		2,883	5,092
Manufacturing facility expenses		2,506	2,026
Administrative and corporate expenses		4,179	7,053
Impairment loss		54	2,644
Finance costs	4 (c)	4	3
Other expenses	4 (g)	139	1,883

NET LOSS FROM OPERATIONS		(6,098)	(15,839)
INCOME TAX EXPENSE	6	—	—

NET LOSS FOR PERIOD		(6,098)	(15,839)

OTHER COMPREHENSIVE INCOME
Foreign currency translation		(12)	44

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		(6,110)	(15,795)

Basic and diluted loss per share (cents per share)	7	(24.7)	(64.1)

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited

Statement of Financial Position

As at 30 June 2011

		Consolidated
		2011	2010
	Note	$’000	$’000
ASSETS
Current Assets
Cash and cash equivalents	9	6,333	3,893
Short term investments	9	4,115	11,250
Trade and other receivables	10	1,014	1,002
Prepayments		103	121
Restricted term deposit		74	74
Total Current Assets		11,639	16,340

Non-current Assets
Restricted term deposit		13	20
Prepayments		130	164
Plant and equipment	11	398	660
Total Non-current Assets		541	844

TOTAL ASSETS		12,180	17,184

LIABILITIES
Current Liabilities
Trade and other payables	14	2,733	1,683
Provisions	15	276	280
Total Current Liabilities		3,009	1,963

Non-current Liabilities
Provisions	15	180	204
Total Non-current Liabilities		180	204

TOTAL LIABILITIES		3,189	2,167

NET ASSETS		8,991	15,017

EQUITY
Contributed equity	16	152,217	152,217
Reserves	17	3,438	3,366
Accumulated losses	17	(146,664)	(140,566)
TOTAL EQUITY		8,991	15,017

The above statement of financial position should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited

Statement of Changes in Equity

For the year ended 30 June 2011

					Foreign
			Accumulated	Employee	currency
	Number of ordinary	Amount	losses	reserve	translation	Total
Consolidated	shares	$’000	$’000	$’000	$’000	$’000

At 1 July 2009	24,709,097	152,217	(124,727)	3,261	39	30,790
Loss for the period	—	—	(15,839)	—	—	(15,839)
Other Comprehensive Income	—	—	—	—	44	44
Total Comprehensive Income for the period	—	—	(15,839)	—	44	(15,795)
Ordinary shares issued as part of Cellgate acquisition agreement	—	—	—	—	—	—
Off market share buy-back	—	—	—	—	—	—

Share-based payments to employees	—	—	—	22	—	22
At 30 June 2010	24,709,097	152,217	(140,566)	3,283	83	15,017

At 1 July 2010	24,709,097	152,217	(140,566)	3,283	83	15,017
Loss for the period		—	(6,098)	—	—	(6,098)
Other Comprehensive Income		—	—	—	(12)	(12)
Total Comprehensive Income for the period	—	—	(6,098)	—	(12)	(6,110)
Share-based payments to employees	—	—	—	84	—	84
At 30 June 2011	24,709,097	152,217	(146,664)	3,367	71	8,991

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited

Statement of Cash Flows

For the year ended 30 June 2011

		Consolidated
		2011	2010
	Note	$’000	$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		3,854	1,412
Payments to suppliers, employees and others		(9,047)	(15,015)
Interest received		551	739
Finance costs		(9)	(9)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	9	(4,651)	(12,873)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from short term investments	9	7,135	(11,250)
Purchase of plant and equipment	11	(63)	(74)
Proceeds from sale of plant and equipment		26	—
NET CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES		7,098	(11,324)

CASH FLOWS FROM FINANCING ACTIVITIES		—	—
NET CASH FLOWS FROM FINANCING ACTIVITIES		—	—

NET INCREASE/(DECREASE) IN CASH HELD		2,447	(24,197)
Net foreign exchange differences		(7)	45
Cash and cash equivalents at beginning of period		3,893	28,045
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	9	6,333	3,893

The above statement of cash flows should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

1.              CORPORATE INFORMATION

The consolidated financial report of Progen Pharmaceuticals Limited (the Group) for the year ended 30 June 2011 was authorised for issue in accordance with a resolution of the directors on 23 August 2011.

Progen Pharmaceuticals Limited (the parent) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and the United States OTCQB Market.

The nature of the operations and principal activities of the Group are described in Note 3.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has been prepared on a historical cost basis.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($’000) unless otherwise stated under the option available to the Group under ASIC Class Order 98/100. The Group is an entity to which the class order applies.

Going Concern

The Group has net assets of $8.991 million (30 June 2010: $15.017 million) and realised a loss after income tax of $6.110 million (30 June 2011: $15.795 million).  The Group is currently active in the discovery, research and development of biopharmaceutical therapeutics for the treatment of human diseases. In order to continue as a going concern and meet its debts as and when it falls due is dependent on its ability to:

(a)          raise additional capital funding in the form of equity and/or government sponsored research;

(b)         continue to receive the support of the current shareholders; and

(c)          successfully develop and commercialise it projects under development.

However, if these efforts are unsuccessful, there is a significant risk that the Group may be unable to continue as a going concern.

The directors believe the use of the going concern basis of accounting is appropriate. To date the Group has funded its activities through issuance of equity securities. The directors believe that there is sufficient cash available for the Group to continue operating until it can raise sufficient further capital to enable it to fund its ongoing activities. On this basis, it is the directors’ opinion that there are reasonable grounds to believe that such funding will continue to be available and that the Group will be able to generate the needed funding to continue operating and to pay its debts as and when due in the ordinary course of business.

No adjustments have been made relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

Statement of compliance

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Boards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

New accounting standards and interpretations

(i)    Changes in accounting policy and disclosures

The accounting policies adopted are consistent with those of the previous financial year.  Accounting standards amended through the AASB’s Annual Improvements Project include AASB 3, AASB 7, AASB 121, AASB 128, AASB 131, AASB 132 and AASB 139.  The adoption of these amendments did not have any impact on the financial position or performance of the group.

New standards and interpretations issued but not yet effective

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2011.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

IFRS 7 Financial Instruments: Disclosures — Enhanced De-recognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Group’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after July 1, 2011, and would be mandatory at this time.  The amendment affects disclosure only and the Group expects there to be no impact on the Group’s financial position or performance.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after 1 January 2013. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the course of 2011.  Where the amendments to IFRS 9 would otherwise become mandatory for the Group’s fiscal 2013 consolidated financial statements, the Group is unaware the impact these standards will have on their financial results.

IFRS 10 — Consolidated Financial Statements

IFRS 10 establishes a new control model that applies to all entities. It replaces parts of IAS 27 Consolidated and Separate Financial Statements dealing with the accounting for consolidated financial statements and SIC-12 Consolidation - Special Purpose Entities.

The new control model broadens the situations when an entity is considered to be controlled by another entity and includes new guidance for applying the model to specific situations, including when acting as a manager may give control, the impact of potential voting rights and when holding less than a majority of voting rights may give control. The standard becomes effective on financial years commencing on or after 1 January 2013. This may impact the company’s treatment of Epi Pharmaceuticals Inc given the group’s representation on the board and senior management, causing it to be consolidated rather an equity accounted.

IFRS 11 — Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly controlled Entities — Non-monetary Contributions by Ventures. IFRS 11 uses the principle of control in IFRS10 to define joint control, and therefore the determination of whether joint control exists may change. In addition, IFRS 11 removes the option to account for jointly controlled entities using proportionate consolidation.

Instead, accounting for a joint arrangement is dependent on the nature of the rights and obligations arising from the arrangement. Joint operations that give the venturers a right to the underlying assets and obligations themselves is accounted for by recognising the share of those assets and obligations. Joint ventures that give the venturers a tight to the net assets are accounted for using the equity method. The standard becomes effective on financial years commencing on or after 1 January 2013. The group does not currently have any joint arrangements and therefore will not be impacted by this standard.

IFRS 12 — Disclosure of Interests in Other Entities

IFRS 12 includes all disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates, and structured entities. New disclosures have been introduced about the judgements made by management to determine whether control exists, and to require summarised information about joint arrangements, associates, structured entities and subsidiaries with non controlling interests.  The standard becomes effective on financial years commencing on or after 1 January 2013. The standard will not have a financial impact on the group, however it is expected that additional disclosure will be required around the groups interests in subsidiaries and associates.

IAS 12 Income Taxes — Recovery of Underlying Assets

The amendment introduces the requirement to calculate deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16, to always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after January 1, 2012. This amendment is not expected to have any impact on the financial results of the group.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

IFRS 13 — Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for determining the fair value of assets and liabilities. IFRS 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to determine fair value under IFRS when fair value is required or permitted by IFRS. Application of this definition may result in different fair values being recorded for the relevant assets. IFRS 13 also expands the disclosure requirements for all assets or liabilities carried at fair value. This includes information about the assumptions made and the qualitative impact of those assumptions on the fair value determined.  The standard becomes effective on financial years commencing on or after 1 January 2013. As this standard outlines a process to determine fair value measurement it may have an impact on any fair value measurements undertaken after the standard is adopted by the group, as well as increased disclosure requirements around assets and liabilities carried at fair value.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Progen Pharmaceuticals Limited and its subsidiaries for each year (the Group).

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable are considered when assessing whether a group controls another entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Investments in subsidiaries held by Progen Pharmaceuticals Limited are accounted for at cost in the separate financial statements of the parent entity.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

Business combinations and asset acquisitions

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the combination. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

All identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group’s share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group’s share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the statement of comprehensive income, but only after a reassessment of the identification and measurement of the net assets acquired.

Acquisitions of entities that do not meet the definition of a business contained in AASB 3 Business Combinations (IFRS 3) are not accounted for as business combinations. In such cases the Group identifies and recognises the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in AASB 138 Intangible Assets (IAS 38) and liabilities assumed. The cost of the group of net assets is then allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

Significant accounting judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(i) Share based payments

The costs of equity-settled transactions are measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial model, further details of which are given in note 13. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

(ii) Impairment of intangibles with definite useful lives (patents)

The Group assesses impairment of intangibles with definite useful lives at each reporting date by evaluating conditions specific to the Group and to the particular intangibles that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined.

Revenue recognition — refer note 4

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(i) Rendering of services

Revenue from the provision of contract manufacturing services is recognised by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

(ii) Interest income

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Leases — refer note 4 and note 19

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term. Lease incentives are recognised in the statement of comprehensive income as an integral part of the total lease expense. There are no finance leases.

Cash and cash equivalents / short term investments — refer note 9

Cash and short-term deposits in the statement of financial position comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Short Term Investments — refer note 9

Short term investments in the statement of financial position include a term deposit with an original maturity between 3 and 12 months.

Restricted short-term deposits

As at 30 June 2011 restricted term deposits totalling $87,000 (2010: $94,000) were held under bank guarantees relating to the Group’s leased premises.

Trade and other receivables — refer note 10

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intercompany receivables that are not expected to be recovered are fully provided for.

Investment and other financial assets

Investments and financial assets in the scope of AASB 139 (IAS 39) Financial instruments: Recognition and Measurement and AASB 7 Financial instruments: Disclosure are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs. The only financial assets are receivables, which are subsequently measured at amortised cost, and derivatives, which are subsequently measured at fair value through profit or loss.

Recognition and Derecognition

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets have expired or been transferred.

Foreign currency translation

(i) Functional and presentation currency

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($). The United States subsidiaries’ functional currency is United States dollars which is translated to presentation currency (see below).

(ii) Transactions & balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(iii) Translation of Group Companies functional currency to presentation currency

The results of the United States subsidiary are translated into Australian dollars at a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the monthly period. Assets and liabilities are translated at exchange rates prevailing at balance date.

Exchange variations resulting from the translation are recognised in the foreign currency translation reserve in equity.

Income tax — refer note 6

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•                  when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; or

•                  when the taxable temporary difference is associated with investments in subsidiaries, and the timing or the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the

Income tax — refer note 6 (con’t)

deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•                  when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•                  when the deductible temporary difference is associated with investments in subsidiaries, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•                  when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•                  receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Other taxes

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Plant and equipment — refer note 11

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Plant and equipment	5 to 10 years
Office furniture and equipment	3 to 10 years
Leasehold improvements	3 to 6 years

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

(i) Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset’s value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

(ii) Derecognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Intangible assets — refer note 12

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. The cost of an intangible asset acquired as part of an asset acquisition is the consideration paid for the asset. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible assets with a finite useful life is reviewed at least each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

A summary of the policy applied to the Group’s intangible assets is as follows:

Intellectual Property Rights

Useful life

Finite

Amortisation method used

Amortised over the period of expected future benefit from the related project on a straight line basis

Internally generated or acquired

Acquired

Impairment testing

Conducted when an impairment indicator arises. The amortisation method is reviewed at financial year-end.

Trade and other payables — refer note 14

Trade payables and other payables are carried at amortised cost and their fair value approximates their carrying value due to their short term nature. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Provisions — refer note 15

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions — refer note 15 (cont’d)

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

Make good provision

Provision is made for the anticipated costs of future restoration of our leased manufacturing and corporate premises. The provision includes future cost estimates associated with the restoration of these premises to their original condition at the end of the lease term. These future cost estimates are discounted to their present value.

Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date. Annual leave accrued and expected to be settled within 12 months of the reporting date is recognised in current provisions. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Share-based payment transactions — refer note 13

(i) Equity-settled transactions:

The Group provides benefits to employees (including senior executives) and consultants of the Group in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial, or other appropriate model, further details of which are given in note 13. The fair value of shares is determined by the market value of the Group’s shares at grant date.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Group (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects

(i)             the extent to which the vesting period has expired; and

(ii)          the Group’s best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Contributed equity — refer note 16

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share — refer note 7

Basic earnings per share is calculated as net profit attributable to members of the Group, adjusted to exclude any costs of servicing equity, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the Group, adjusted for:

•                  costs of servicing equity;

•                  the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•                  other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Operating segments — refer note 3

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other operating business segments and is regularly reviewed by the chief operating decision maker.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability or resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project. There are no capitalised development costs.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

3.              OPERATING SEGMENTS

The Group operates in the biotechnology industry. The Group’s activities comprise the research, development, and manufacture of biopharmaceuticals. The operating segments are identified by executive management (chief operating decision maker) based on the nature of the activity.

The operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

	Research &
Operating segments	Development	Manufacturing	Total
2011	$’000	$’000	$’000

Operating revenue
Sales to external customers	—	2,585	2,585
Total segment revenue	—	2,585	2,585

Unallocated revenues
License fee income	—	—	475
Interest income	—	—	551
Total revenue			3,611

Segment result	(2,883)	75	(2,808)

Corporate and administrative costs (includes unallocated other income)	—	—	(3,236)
Impairment loss	—	—	(54)
Operating loss			(6,098)

Assets
Segment assets	148	1,145	1,293
Cash, cash equivalents and short term investments	—	—	10,448
Other assets	—	—	439
Total assets			12,180

Liabilities
Segment liabilities	243	708	951
Unallocated liabilities	—	—	2,238
Total liabilities			3,189

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	35	6	41
Unallocated acquisition of property, plant & equipment, and other non-current assets	—	—	22
Depreciation and amortisation	52	142	194
Unallocated depreciation and amortisation	—	—	44

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

3.              OPERATING SEGMENTS (cont’d)

	Research &
Operating segments	Development	Manufacturing	Total
2010	$’000	$’000	$’000

Operating revenue
Sales to external customers	—	1,973	1,973
Total segment revenue	—	1,973	1,973

Unallocated revenue (Interest income)	—	—	739
Total revenue			2,712

Segment result	(5,092)	(53)	(5,145)

Corporate and administrative costs (includes unallocated other income)	—	—	(8,006)
Impairment loss	(2,644)	—	(2,644)
Other expenses	—	—	(44)
Operating loss			(15,839)

Assets
Segment assets	170	380	550
Cash, cash equivalents and short term investments	—	—	15,143
Other assets	—	—	1,491
Total assets			17,184

Liabilities
Segment liabilities	619	168	787
Unallocated liabilities	—	—	1,380
Total liabilities			2,167

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	3	56	59
Unallocated acquisition of property, plant & equipment, and other non-current assets	—	—	15
Depreciation and amortisation	57	163	220
Unallocated depreciation and amortisation	—	—	432

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

4.              REVENUE AND EXPENSES

	Consolidated
		2010
	2011	$’000
(a) Revenue
Manufacturing services revenue	2,585	1,973
License fee revenue	475	—
Interest revenue	551	739
Total revenue from continuing operations	3,611	2,712

(b) Other income
Other	56	150
Total other income	56	150

(c) Finance cost
Make good provision discount adjustment	4	3
Total finance costs	4	3

(d) Depreciation, amortisation and foreign exchange differences included in the statement of comprehensive income
Depreciation	238	292
Impairment of office improvements	54	—
Amortisation of intellectual property rights	—	361
Net foreign exchange loss	71	497
	363	1,150

(e) Lease payments and other expenses included in the statement of comprehensive income
Minimum lease payments — operating leases	679	495

(f) Employee benefit expenses
Wages and salaries	2,762	2,837
Long service leave provision	9	22
Share-based payment expense	84	22
	2,855	2,881
(g) Other expenses
Bad debt expense	108	83
Royalty fee expense	31	—
Payment to Medigen - legal settlement	—	1,800
	139	1,883

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

5.              PARENT ENTITY DISCLOSURE

Pursuant to Schedule1 Amendments of the Corporations Amendment regulations 201 (No. 6), below is a summary of the parent entity’s operations for the year ended 30 June 2011:

	Parent
	2011	2010
	$’000	$’000

Current assets	11,247	15,650
Total assets	11,938	16,723
Current liabilities	3,151	1,577
Total liabilities	3,447	1,762
Shareholders’ equity
Contributed equity	152,217	152,217
Options reserve	3,365	3,281
Accumulated losses	(147,091)	(140,537)
	8,491	14,961

Comprehensive Income	(6,281)	(15,834)
Contingent liabilities	2,972	29,979
Contractual commitments	1,174	878

6.              INCOME TAX

	Consolidated
	2011	2010
	$’000	$’000
The prima facie tax, using tax rates applicable in the country of operation, on loss before income tax differs from the income tax provided in the financial statements as follows:
Prima facie tax on loss before income tax @ 30%	(1,829)	(4,752)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Non deductible items	45	1,352
- Temporary differences	(244)	(127)
- Foreign currency gain / (loss)	(129)	2,042
- External doubtful debt	32	25
Income tax benefit adjustment related to overstatement / (understatement) of prior year tax losses	866	(265)
Foreign tax rate adjustment	(200)	(288)
Income tax benefit attributable to current year losses	(1,459)	(2,013)
Deferred tax asset not brought to account as realisation of the asset is not regarded as probable	1,459	2,013
Income tax attributable to operating loss	—	—

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

6. INCOME TAX (cont’d)

	2011	2010
	$’000	$’000
Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Interest on short-term investments	(24)	(22)
Unrealised foreign currency gain	—	—
Deferred tax assets
Unrealised foreign currency loss	19	146
Bad debts provision	57	25
Sundry creditors and accruals	245	272
Depreciation	200	200
Employee entitlements	83	104
Make good obligation	49	48
Share issue costs, legal and management consulting fees	306	745
Patent costs	323	373
Other costs not yet deductible	1,240	1,152
Losses available for offset against future taxable income	50,287	45,639
Deferred tax asset	52,785	48,682
Net deferred tax asset not recognised	(52,785)	(48,682)
Net deferred income tax assets	—	—

The benefit of the deferred tax asset will only be obtained if:

(i)	future assessable income of a nature and of an amount sufficient to enable the benefit to be realised is generated
(ii)	the conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii)	no changes in tax legislation adversely affect the Group in realising the benefit.

The Group has tax losses arising in Australia of $147,554,000 (2010: $142,672,000) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules.

The Company has US federal and state net operating loss carry-forwards of approximately US$8,296,000 and US$63,000, which have a carry forward period between 2028 — 2029 are available a maximum of 20 years, subject to a continuity of ownership test.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

7. EARNINGS/(LOSS) PER SHARE

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
		2010
	2011	$’000

Loss used in calculating basic loss per share	(6,098)	(15,839)

	Number of	Number of
	Shares	Shares

Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	24,709,097	24,709,097

Basic and diluted earnings/(loss) per share (cents per share)	(24.7)	(64.1)

Basic loss per share amounts are calculated by dividing the net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

There are 1,441,333 options that have been excluded because the loss position makes any potential ordinary share anti-dilutive.

8.              DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

9.              CURRENT ASSETS - CASH AND CASH EQUIVALENTS / SHORT TERM INVESTMENTS

	Consolidated
	2011	2010
Cash and cash equivalents	$’000	$’000
Cash at bank and on hand	1,753	3,893
Short-term deposits	4,580	—
Cash and cash equivalents	6,333	3,893

	Consolidated
	2011	2010
Short-term investments	$’000	$’000
Term Deposit (> than 3 months maturity)	4,115	11,250
Short Term Investments	4,115	11,250

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Short-term investments are made for periods of 4 to 12 months depending on the cash requirements of the Group and consideration of term deposit rates.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

9.              CURRENT ASSETS - CASH AND CASH EQUIVALENTS / SHORT TERM INVESTMENTS (cont’d)

	Consolidated
	2011	2010
	$’000	$’000
Reconciliation of net loss after tax to net cash flows from operations
Net loss	(6,098)	(15,839)
Adjustments for:
Depreciation	238	292
Make good provision	4	3
Amortisation of intellectual property rights	—	361
Impairment loss	54	2,644
Share options expensed	84	22
Net book value of plant and equipment written-off	10	—
(Gain) loss on disposal of plant and equipment	(8)	1

Changes in assets and liabilities
Increase in trade and other receivables	(12)	(709)
Decrease in prepayments and deposits	59	57
Increase in trade and other payables	1,050	250
(Decrease)/increase in provisions	(32)	45
Net cash used in operating activities	(4,651)	(12,873)

10.       TRADE AND OTHER RECEIVABLES

	Consolidated
	2011	2010
	$’000	$’000
Current
Trade receivables	59	189
Other receivables (i)	955	813
Total current trade and other receivables	1,014	1,002

(i) Other receivables are non-interest bearing and are generally on 30-90 day terms. Balance includes accrued sales not yet billed which account for $834,000 (2010: $ 786,000). It also includes receivable for expenses paid on behalf of EPI Pharmaceuticals Limited for $13,000 (2010: nil).

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

11.       NON-CURRENT ASSETS - PLANT & EQUIPMENT

					Consolidated
	1 July 2010	Translation	Additions	Disposals	Depreciation	Impairment	30 June 2011
	$’000	Adjustment	$’000	$’000	$’000	$’000	$’000
Plant & equipment
At cost	4,781	—	29	(342)	—	—	4,468
Accumulated depreciation	(4,289)	—	—	342	(174)	—	(4,121)
	492	—	29	—	(174)	—	347

Office equipment
At cost	227	—	34	(90)	—	—	171
Acquisition of assets	27	—	—	—	—	—	27
Translation adjustment	5	(3)	—	—	—	—	2
Accumulated depreciation	(181)	—	—	60	(32)	—	(153)
	78	(3)	34	(30)	(32)	—	47

Leasehold improvements
At cost	852	—	—	—	—	—	852
Accumulated depreciation	(762)	—	—	—	(32)	—	(794)
Impairment	—	—	—	—	—	(54)	(54)
	90	—	—	—	(32)	(54)	4
TOTAL	660	(3)	63	(30)	(238)	(54)	398

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

11.       NON-CURRENT ASSETS - PLANT & EQUIPMENT (cont’d)

					Consolidated
	1 July 2009	Translation	Additions	Disposals	Depreciation	Impairment	30 June 2010
	$’000	Adjustment	$’000	$’000	$’000	$’000	$’000
Plant & equipment
At cost	4,733	—	48	—	—	—	4,781
Accumulated depreciation	(4,092)	—	—	—	(197)	—	(4,289)
	641	—	48	—	(197)	—	492

Office equipment
At cost	554	—	26	(353)	—	—	227
Acquisition of assets	27	—	—	—	—	—	27
Translation adjustment	7	(2)	—	—	—	—	5
Accumulated depreciation	(471)	—	—	352	(62)	—	(181)
	117	(2)	26	(1)	(62)	—	78

Leasehold improvements
At cost	852	—	—	—	—	—	852
Accumulated depreciation	(729)	—	—	—	(33)	—	(762)
	123	—	—	—	(33)	—	90
TOTAL	881	(2)	74	(1)	(292)	—	660

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

12.       NON-CURRENT ASSETS - INTANGIBLE ASSETS

Intellectual property rights

As at 30 June

Reconciliation of carrying amount at the beginning and end of the period:

	Consolidated
		2010
	2011	$’000

Opening balance net of accumulated amortisation	—	3,005
Amortisation	—	(361)
Impairment loss	—	(2,644)
At 30 June net of accumulated amortisation	—	—

	Consolidated
		2010
	2011	$’000

Cost (gross carrying amount)	—	3,515
Accumulated amortisation	—	(871)
Impairment loss	—	(2,644)
Net carrying amount	—	—

Intellectual property rights were acquired through a business combination and are carried at cost less accumulated amortisation. This intangible asset had been determined to have a useful life until 15 October 2017, which is the patent expiry of the lead compound acquired through the acquisition of CellGate, Inc. and has been amortised using the straight line method since the date of acquisition. The amortisation has been recognised in the statement of comprehensive income within the line item “administrative and corporate expenses”.

During the second half of the 2010 financial year, Progen undertook a strategic review of its assets and the decision was made to divest the CellGate assets to focus on Progen’s core competencies — dual mechanism oncology products.  Following the decision to divest these assets, the company impaired the full value of the intangible asset due to uncertainty surrounding the realisation amount. The assets have since been divested into EPI Pharmaceuticals Inc.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

13.       SHARE BASED PAYMENTS

(a) Employee option plan

The Progen Directors and Employee Option Incentive Plan (“the Employee Plan”) was last approved by shareholders at the 2010 annual general meeting.

During 2011, the company granted 331,000 new options to existing employees who were with the company for at least a year. The options vest upon completion of one year of service with the company from the grant date. Options granted to Company employees are issued under the Employee Plan. Options are granted under the Employee Plan for no consideration and once capable of exercise entitle the holder to subscribe for one fully-paid ordinary share upon exercise at the exercise price. The exercise price, except for the 1,000,000 options granted to the CEO, is based on the weighted average closing price at which the Group’s shares traded on the Australian Securities Exchange during the five trading days immediately before they are granted. The remaining share options of 833,333 are subject to cancellation on 26 February 2012 following the termination of the CEO position, as per the rules of the Employee Share Option Plan.

Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (i.e. no longer an employee), are forfeited and not capable of exercise. When an option holder becomes ineligible and the options have already vested then the option holder has 3 months to exercise or they expire. Options must be exercised by the expiry dates or they lapse. The vesting period is 12 months of service from the grant date.

At 30 June 2011 there were 1,441,333 (2010: 1,439,000) options over ordinary shares outstanding.

(b) Options issued to the Chief Executive Officer

During 2010, the company granted 1,000,000 new options to the Chief Executive Officer. The Options vest upon fulfilment of the following share market price conditions:

•                  166,667 options vest if the 30 day VWAP exceeds the share price of $0.65 at the first anniversary of the commencement date; this tranche of options expired as these options did not meet the market condition

•                  166,667 options vest if the 30 day VWAP exceeds the share price of $0.80 at the second anniversary of the commencement date;

•                  166,667 options vest if the 30 day VWAP exceeds the share price of $0.95 at the 3rd anniversary date;

•                  250,000 share options to vest at end of year 4 provided the 30 day VWAP exceeds 1.05 on the first anniversary of the Commencement Date; and

•                  250,000 share options to vest at end of year 5 provided the 30 day VWAP exceeds 1.15 on the second anniversary of the Commencement Date.

(c) Consultant option plan

On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan (‘the Consultant Plan”). The Consultant Plan rules are consistent with the Employee Plan rules, in that the consultants provide similar services to employees so the awards are accounted for in the same way as employee awards and the options vest over 12 months.

Information with respect to the number of all options granted is as follows:

	2011		2010
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	price
	options	$	options	$
Beginning of the financial year	1,459,000	2.56	1,115,000	3.54
- granted(1)	331,000	0.29	1,000,000	0.95
- forfeited	(4,000)	0.29	—	—
- expired	(344,667)	1.77	(656,000)	3.82
- exercised	—	—	—	—
Balance at end of year	1,441,333	2.23	1,459,000	2.56
Exercisable at end of year	281,000	3.35	459,000	6.08

(1)The weighted average fair value at the grant date in the 2011 financial year was $0.09 (2010: $0.20).

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

13.       SHARE BASED PAYMENTS (cont’d)

The following table summarises information about all options outstanding at 30 June 2011:

		Balance beginning of year		Balance end of year
					Average
			Average		option
			option		exercise
		Number of	exercise price	Number of	price
Grant date	Expiry date	options	$	options	$
29 August 2006	29 August 2011(1)	24,000	2.79	21,000	2.79
14 September 2007	13 September 2012(2)	310,000	3.61	235,000	3.61
1 February 2008	1 February 2013(3)	100,000	2.22	—	—
10 March 2008	10 March 2013	25,000	1.42	25,000	1.42
29 March 2010	29 March 2015(4)	166,667	0.65	—	—
29 March 2010	29 March 2015(4)	166,667	0.80	166,667	0.80
29 March 2010	29 March 2015(4)	166,666	0.95	166,666	0.95
29 March 2010	29 March 2015(4)	250,000	1.05	250,000	1.05
29 March 2010	29 March 2015(4)	250,000	1.15	250,000	1.15
1 January 2011	1 January 2016	—	—	327,000	0.29
		1,459,000		1,441,333

(1) 3,000 options expired during the year. For this tranche of options, when an employee resigns the non-vested options immediately vest and then expire 3 months from the resignation date.

(2) 75,000 options expired during the year. When an employee resigns the vested options expire 3 months from the resignation date.

(3) 100,000 options expired during the year. When an employee resigns the vested options expire 3 months from the resignation date.

(4) Options vest upon fulfilment of share market price conditions; i.e. 30 day VWAP exceeds the share prices of $0.65 in Yr 1, $0.80 in Yr 2, $0.95 in Yr 3, $1.05 in Yr 4; and $1.15 in Yr 5. The first tranche of 166,667 options expired due to non-satisfaction of a market condition.

The fair value of the equity-settled share options granted under the option plans is estimated as at the date of grant using a binomial or other appropriate model taking into account the terms and conditions upon which the options were granted.

Fair value of shares issued on exercise of options is estimated to be the market price of shares of Progen Pharmaceuticals Limited on the ASX as at the close of trading on their respective issue dates.

The following table lists the weighted average inputs to the model used for the year ended 30 June 2011.

	2011	2010
Expected volatility	54.0%	89.0%
Risk-free rate average	5.4%	5.5%
Expected life average (years)	5 years	5 years
Dividend yield	—	—
Weighted average exercise price	$0.29	$0.95
Share price at grant date	$0.32	$0.52

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

14.       CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	Consolidated
	2011	2010
	$’000	$’000
Trade creditors (i)	233	260
Unearned revenue(ii)	832	—
Other creditors (iii)	1,668	1,423
	2,733	1,683

Australian dollar equivalents

Australian dollar equivalent of amounts payable in foreign currencies - $1,759,000 (2010: $787,000).

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i) Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii) The unearned income of $0.832 million (2010: $nil) represents payments in advance from Medigen to commence the manufacture of PI-88 in accordance with the Exclusive License and Collaboration Agreement between Medigen and Progen.

(iii) Other creditors are non-interest bearing and have a term between 30 days and 12 months.  Balance includes abandonment/obligation fee of $377,000 (2010: $467,000) for the divestment transaction dealings.

As part of the major company restructure announced on 16 June 2011, restructuring costs for lease termination of Toowong office for $255,122 and office relocation cost for $2,000 were recognised at 30 June 2011 (2010: nil). Also following the management restructure, termination payments for $184,118 were recognised for the termination of employment services of the Chief Executive Officer and the Director of Clinical Operations — US (2010: nil).

15.       PROVISIONS

Make good provision

In accordance with the lease agreement terms, the parent must restore its leased premises situated at Darra, Brisbane and Toowong, Brisbane to their original condition at the end of the lease term. For the Darra premises the parent provided nil in the year 2010 as the provision has reached the full estimated cost to restore the facility, i.e. $128,668 (fully provided in 2007).  Given the scheduled office move in August 2011, the provision for Toowong premises has been fully recognised to its total estimated restoration cost of $34,348, of which $3,635 was amortised during the financial year ending 30 June 2011 (2010: $3,000).

Due to the long-term nature of the Darra premises make good liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a risk free discount rate.

Long service leave provision

Refer to note 2, employee leave benefits for the relevant accounting policy and a discussion of the significant estimates and assumptions applied in the measurement of this provision.

	Consolidated
	2011	2010
	$’000	$’000

Make good provision	164	160

Employee benefits provision
Long service leave	125	120
Annual leave	167	204
	292	324
	456	484

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

15.       PROVISIONS (cont’d)

Movement in provision

	Make
	good	Annual	Long service
	provision	leave	leave	Total
	$’000	$’000	$’000	$’000
Consolidated
At 1 July 2010	160	204	120	484
Arising during the year	—	186	9	195
Amortised	4	—	—	4
Utilised	—	(223)	(4)	(227)
At 30 June 2011	164	167	125	456

Current 2011	35	167	74	276
Non-current 2011	129	—	51	180
	164	167	125	456

Current 2010	—	204	76	280
Non-current 2010	160	—	44	204
	160	204	120	484

16.       CONTRIBUTED EQUITY

a) Issued and paid up capital

	Consolidated
	2011	2010
	$’000	$’000

Ordinary shares fully paid	152,217	152,217

b) Movements in shares on issue

	2011		2010
	Number of		Number of
	shares	$’000	Shares	$’000
Beginning of the financial year	24,709,097	152,217	24,709,097	152,217
Issued during the year:	—	—	—	—

End of the financial year	24,709,097	152,217	24,709,097	152,217

c) Share options

At 30 June 2011 there were a total of 1,441,333 (2010: 1,459,000) unissued ordinary shares in respect of which options were outstanding, comprising of:

Unlisted Share Options

(i) Employee and executive share incentive scheme:

During the 2011 financial year, there were 331,000 ordinary share options granted to employees, of which 4,000 options were forfeited. Of the 1,000,000 ordinary shares granted to the Chief Executive Officer in 2010, the first tranche of 166,667 options expired due to share price conditions not being met. There were a total of 1,441,333 options over ordinary shares outstanding under the employee incentive scheme (2010: 1,439,000).

Refer to note 13 for more details on unlisted options.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

17.       ACCUMULATED LOSSES AND RESERVES

Accumulated losses

Movement in accumulated losses were as follows:

	Consolidated
	2011	2010
	$’000	$’000
Balance 1 July	(140,566)	(124,727)
Net loss	(6,098)	(15,839)
Balance 30 June	(146,664)	(140,566)

Reserves

Employee reserve

The employee reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration.

	Consolidated
	2011	2010
Employee reserve	$’000	$’000
Balance 1 July	3,283	3,261
Employee option expense	84	22
Balance 30 June	3,367	3,283

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

	Consolidated
Foreign currency translation	2011	2010
reserve	$’000	$’000
Balance 1 July	83	39
Foreign currency translation	(12)	44
Balance 30 June	71	83

Total Reserves	3,438	3,366

18.       FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and short-term deposits.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

The Group enters into derivative transactions, principally forward currency contracts from time to time. The purpose is to manage the currency risk arising from the Group’s operation and its sources of finance. The main risks arising from the Group’s financial instruments are cash flow interest rate risk, foreign currency risk and credit risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange rates and assessments of market forecasts for interest rate and foreign exchange. Ageing analyses is undertaken to manage credit risk.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

18.       FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

Alternatively, and depending on cash flow, the Group may also simply procure the required amount of foreign currency to mitigate the risk of future obligations.

The Board reviews and agrees policies for managing each of these risks which are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

Credit risk

The Group trades only with recognised, creditworthy third parties. All receivables, including other receivables and except for intercompany receivables, are current.

The Group’s exposure to external bad debts is not significant. All the Group’s material cash balances are with a large national Australian bank. Although there is a significant concentration of risk with one bank this is a strong credit rated bank that is not exposed to the US banking market risks.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of project research utilising an optimal combination of equity funding and available credit lines. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Group has no financial liabilities due after twelve months.

Liquid non-derivative assets comprising cash and receivables are considered in the Group’s overall liquidity risk. The Group ensures that sufficient liquid assets are available to meet all the required short-term cash payments.

All of the group’s short term investments are Level 2 financial instruments as per AASB 7.

The table below reflects all financial liabilities as of 30 June 2011. For derivative financial instruments the market value is presented, whereas for the other obligations the undiscounted cash flows are presented. Cash flows for financial assets and liabilities without fixed amounts or timing are based on the conditions existing at 30 June 2011. The Group had no derivative financial instruments at 30 June 2011.

The remaining contractual maturities of the Group’s financial liabilities are:

	Consolidated
	2011	2010
	$’000	$’000
6 months or less	4,013	3,195

Foreign currency risk

At 30 June 2011, the group held US$2,432,000 (2010: US$185,000) in cash deposits.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

18.       FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

At 30 June 2011, the Group had the following exposure to US$ currency:

	Consolidated
	2011	2010
	$’000	$’000
Financial assets
Cash and cash equivalents	2,295	172

Financial liabilities
Trade and other payables	2,816	787

Net exposure	(521)	(615)

At 30 June 2011, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss		Equity
	(Higher)/Lower		Higher/(Lower)
	2011	2010	2011	2010
	$’000	$’000	$’000	$’000
Consolidated
AUD/USD + 15% (2010: +10%)	68	56	—	—
AUD/USD - 15% (2010: - 10%)	(92)	(68)	—	—

The sensitivity is greater in 2011 than 2010 due to increase in US placement deposits but was mitigated by stronger Australian dollar against the US Dollar. The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank of $1.753 million earns interest at floating rates based on daily and “at call” bank deposit rates. Short term deposits and short term investments of $8.695 million are made for varying periods of between one to six months, depending on the immediate cash requirements of the Group, and earn interest at the respective term deposit rates. Refer to note 9 for details on the Group’s cash and cash equivalents at 30 June 2011.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the reporting date.

At 30 June 2011, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss		Equity
	(Higher)/Lower		Higher/(Lower)
	2011	2010	2011	2010
	$’000	$’000	$’000	$’000
Consolidated
+1.0% / 200 basis points (2010: + 2.0%)	104	30	—	—
- 0.5% / 100 basis points (2010: - 1.0%)	(52)	(15)	—	—

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

18.       FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

The 2011 sensitivity is based on a significantly lower cash balance due primarily to significant reduction in cash and cash equivalents in 2010. Following the rise in interest rates during 2010-11, the potential upside in interest rates has been reduced over the prior year analysis, thereby decreasing sensitivity. The sensitivity in interest rates were determined based on historical movements over the past two years and management expectations of reasonable movements.

Investments

Investments are made in accordance with a Board approved Investment Policy. Investments are typically in bank bills and investment grade commercial paper. Policy stipulates the type of investment able to be made.  The objective of the policy is to maximise interest income within agreed upon creditworthiness criteria.

Maturity analysis of financial assets and liabilities based on management’s expectation

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and receivables are considered in the Group’s overall liquidity risk.

Consolidated

				Total carrying	Weighted
				amount as per	average
			More	the statement	effective
	6 months	6 to 12	than 12	of financial	interest
	or less	mos	months	position	rates
Financial instruments 2011	$’000	$’000	$’000	$’000%

Consolidated financial assets
Cash and cash equivalents	6,333	—	—	6,333	3.5%
Short-term investments	4,115	—	—	4,115	6.0%
Trade and other receivables	1,014	—	—	1,014
Security deposit	87	—	—	87	6.0%
	11,549	—	—	11,549

Consolidated financial liabilities
Trade and other payables	2,733	—	—	2,733
	2,733	—	—	2,733
Net maturity	8,516	—	—	8,516

				Total carrying	Weighted
				amount as per	average
			More	the statement	effective
	1 year or	Over 1 to	than 5	of financial	interest
	less	5 years	years	position	rates
Financial instruments 2010	$’000	$’000	$’000	$’000%

Consolidated financial assets
Cash and cash equivalents	3,893	—	—	3,893	5.6
Short term investments	11,250	—	—	11,250	5.6
Trade and other receivables	1,002	—	—	1,002
Security deposit	379	—	—	379	5.1
	16,524	—	—	16,524
Consolidated financial liabilities
Trade and other payables	1,619	—	—	1,620
	1,619	—	—	1,620	—
Net maturity	14,905	—	—	14,904

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

19.       EXPENDITURE COMMITMENTS

(a) Expenditure commitments

The following expenditure commitments had been contracted but not provided:

Preclinical research study agreements

During the 2011 financial year, the Group entered into various preclinical research study agreements. The committed value of these agreements for the next financial year is $289,221 (2010: $116,476).

Insurance premium

In June 2011 the Group committed to paying the comprehensive insurance premium for the year ended 30 June 2012. The total value of these premiums is $412,000 (2010: $391,000).

Consultant agreements

During the 2011 financial year the Group entered into various consultant agreements with a committed value of $87,000 for the next financial year (2010: $144,000).

Purchases and leases

At the end of the 2011 financial year the Group ordered goods and services with a total value of $67,000 which had not been delivered by 30 June 2011 (2010: $198,130).

License Agreements

At the end of the 2010 financial year the Group signed a license agreement with Medigen Biotechnology Corp to exclusively develop, manufacture, market, and sublease the PI-88 product. A condition of the license is for PGL to provide reasonable assistance to MBC in relation to chemical, manufacturing or control (CMC) issues to a total value of $140,000 (2010: $150,000).

	Consolidated
	2011	2010
	$’000	$’000
Future expenditure commitments not provided for in the financial statements and payable:
- not later than one year:

Research agreements	289	116
Consultant agreements	87	144
Insurance premium	412	391
Purchases	33	12
License agreements	140	150
Total not later than one year	821	813
- later than one and not longer than five years:	—	—
Total expenditure commitments	821	813

(b) Non-cancellable operating lease commitments
Future operating lease commitments not provided for in the financial statements and payable:
Minimum lease payments
Total not later than one year	34	186
- later than one and not longer than five years:	—	—
- aggregate lease expenditure contracted for at balance date	34	186

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

19. EXPENDITURE COMMITMENTS (cont’d)

(c) Clinical trials

	Consolidated
	2011	2010
	$’000	$’000

Clinical trials
- not later than one year:
PG545	350	—
PG11047 phase 1 trial	40	663
	390	663
- later than one and not longer than five years:
PG11047 phase 1 trial	—	—
	—	—

20. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	Consolidated
	2011	2010
	$’000	$’000

The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs	17	35
Provisions (current)	241	280
Provisions (non-current)	51	204
	309	519

Superannuation

The parent makes no superannuation contributions other than the statutory superannuation guarantee levy. The Group does not operate a defined benefit plan on behalf of its employees.

The parent contributed $276,147 on behalf of employees to superannuation funds for the year ended 2011. (2010: $248,196).

21.  CONTINGENT LIABILITIES AND ASSETS

License of muparfostat (formerly PI-88) to Medigen Biotechnology Corporation

On 29 June 2010, the Company executed a binding agreement with Medigen for the global licensing of muparfostat, the group’s lead anti-cancer product formerly known as PI-88. The agreement is an exclusive worldwide License and Collaboration agreement with sub license rights for the commercialisation of PI-88 for the therapeutic and prophylactic treatment of cancer. PharmaSynth will provide manufacturing support to Taiwan-based Medigen to develop muparfostat with an initial focus on Taiwan and China.

The licence agreement provides for royalty payments on muparfostat sales as well as milestone payments at certain points in the product’s development.

22. SUBSEQUENT EVENTS

No significant events have occurred after the balance date.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

23. AUDITORS’ REMUNERATION

	Consolidated
	2011	2010
	$	$

Amounts received or due and receivable by Ernst & Young for:
(a) Audit or review of the financial reports of the entity
- The Australian financial report of the entity	117,477	149,500
- The US financial report of the entity	50,000	60,000
(b) Other audit services in relation to the entity
- Sarbanes-Oxley internal control audit SOX(1)	—	54,000
	167,477	263,500

(c) Other non-audit services in relation to the entity	4,898	—
	172,375	263,500

(1) Based on the work performed prior to the passing of the Dodd-Frank Act which ceased the requirement for the Group’s auditors to attest to and report on management’s assessment of the internal control environment s404(b) of the Sarbanes-Oxley Act.

(2) During the year, the company received non-audit services from Ernst & Young Taiwan in relation to the tax treatment of payments made by the company’s licensee, Medigen.

24.       DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a) Remuneration of directors and key management personnel

	2011	2010
	$	$
Short term benefits	1,748,930	1,583,436
Post-employment benefits	92,630	162,075
Share-based payments	74,958	19,133
Termination payments	39,449	245,000
Total key management personnel compensation	1,955,967	2,009,644

(b) Option holdings of key management personnel

	Balance at				Balance at
	beginning				end of
	of period				period	At 30 June 2011
	1 July	Granted as	Options	Options	30 June	Total	Total Non-
Directors	2010	remuneration	exercised	expired	2011	Vested	Vested
S. B. James	—	—	—	—	—	—	—
J. Chiplin	—	—	—	—	—	—	—
J. Cherrington	—	—	—	—	—	—	—
T. J. Burt	—	—	—	—	—	—	—
H. Tang	—	—	—	—	—	—	—
Dr. P. Lin(1)	—	—	—	—	—	—	—
WJ. Jiang(2)	—	—	—	—	—	—	—

Executives
L. Marton(3)	100,000	—	—	(100,000)	—	—	—
P. Dixon	—	75,000	—	—	75,000	—	75,000
S. MacLeman	1,000,000	—	—	(166,667)	833,333	—	833,333
D. Bampton	—	40,000	—	—	40,000	—	40,000
F. Lankesheer	—	30,000	—	—	30,000	—	30,000
Total	1,100,000	145,000	—	(266,667)	978,333	—	978,333

(1) Resigned 16 June 2011

(2) Appointed 16 June 2011

(3) Terminated 31 October 2010

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

24. DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(b) Option holdings of key management personnel (cont’d)

	Balance at				Balance at
	beginning				end of
	of period			Options	period	At 30 June 2010
	1 July	Granted as	Options	forfeited /	30 June	Total	Total Non-
Directors	2009	remuneration	exercised	expired	2010	Vested	Vested
S. Chang(1)	41,014	—	—	(41,014)	—	—	—
T. J. Homburg(2)	501,389	—	—	(501,389)	—	—	—
S. B. James(3)	—	—	—	—	—	—	—
J. Chiplin(3)	—	—	—	—	—	—	—
J. Cherrington(3)	—	—	—	—	—	—	—
T. J. Burt(4)	—	—	—	—	—	—	—
H. Tang(4)	—	—	—	—	—	—	—
Dr. P. Lin(5)	—	—	—	—	—	—	—
G. Schooley(6)	—	—	—	—	—	—	—
J. Lin(7)	—	—	—	—	—	—	—

Executives
L. Marton	100,000	—	—	—	100,000	100,000	—
P. Dixon	—	—	—	—	—	—	—
S. MacLeman(8)	—	1,000,000	—	—	1,000,000	—	1,000,000
Total	642,403	1,000,000	—	(542,403)	1,100,000	100,000	1,000,000

(1) Resigned 1 July 2009

(2) Terminated 18 November 2009

(3) Appointed 1 July 2009

(4) Appointed 17 July 2009

(5) Appointed 30 November 2009

(6) Appointed 1 July 2009 but resigned 30 November 2009

(7) Appointed 17 July 2009 but resigned 30 November 2009

(8) Appointed 6 April 2010

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

24.       DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(c) Shareholdings of key management personnel

Ordinary shares held in
Progen Pharmaceuticals	Balance	On exercise of	Net change	Balance
Limited	1 July 10	options	other	30 June 11

Directors
S. B. James	—	—	—	—
J. Chiplin	—	—	—	—
J. Cherrington	—	—	—	—
T. J. Burt	—	—	—	—
H. Tang(1)	1,500	—	—	1,500
P. Lin(2)	—	—	—	—
WJ Jiang(3)	—	—	—	—

Executives
L. Marton(4)	—	—	—	—
P. Dixon
S. MacLeman
D. Bampton	—	—	—	—
F. Lankesheer	—	—	—	—
Total	1,500	—	—	1,500

(1) Changed from a salaried director to a consultant director effective 1 February 2011

(2) Resigned 16 June 2011

(3) Appointed 16 June 2011

(4) Terminated 31 October 2010

Ordinary shares held in
Progen Pharmaceuticals	Balance	On exercise of	Net change	Balance
Limited	1 July 09	options	other	30 June 10

Directors
S. B. James	—	—	—	—
J. Chiplin	—	—	—	—
J. Cherrington	—	—	—	—
T. J. Burt	—	—	—	—
H. Tang(1)	1,500	—	—	1,500
P. Lin(2)	—	—	—	—
WJ Jiang(3)	—	—	—	—

Executives
L. Marton(4)	—	—	—	—
P. Dixon
S. MacLeman
D. Bampton	—	—	—	—
F. Lankesheer	—	—	—	—
Total	1,500	—	—	1,500

(1) Changed from a salaried director to a consultant director effective 1 February 2011

(2) Resigned 16 June 2011

(3) Appointed 16 June 2011

(4) Terminated 31 October 2010

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

(d) Subsidiaries

The consolidated financial statements include the financial statements of Progen Pharmaceuticals Limited and the subsidiaries listed in the following table:

	Country of	% Equity Interest		Investment ($’000)
Name	Incorporation	2010	2009	2010	2009

Progen Pharmaceuticals Inc.	United States	100	100	3,278	3,278
PharmaSynth Pty Ltd	Australia	100	100	536	536

Term and conditions of transactions with subsidiary

The company has intercompany receivables relating to the subsidiaries. Intercompany receivables are loans funding intercompany operations with no specific repayment terms and are therefore unlikely to be repaid in 12 months. The loan is an interest bearing loan with 7.40% p.a. interest. Intercompany balances with Progen Pharmaceuticals Inc. have been fully provided for.

(e) Associates

The group has a 43% interest in EPI Pharmaceuticals Inc. (2010: 0%), a company incorporated in Delaware which was incorporated to hold the CellGate and other divested assets. The Company has not traded in the period and the investment is carried at a $nil carrying value in the Group.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2011

In accordance with a resolution of the directors of Progen Pharmaceuticals Limited, we state that:

In the opinion of the directors:

(a)          The financial report and the additional disclosures included in the directors’ report designated as audited, of the Group are in accordance with the Corporations Act 2001, including the provision that:

(i) this report provides a true and fair view of the Group’s financial position as at 30 June 2011 and of its performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001;

(b)         the financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 2;

(c)          there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable; and

(d)         this declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the financial year ending 30 June 2011.

On behalf of the board

S. James
Chairman

Date: 23 August 2011

1 Eagle Street Brisbane QLD 4000 Australia GPO Box 7878 Brisbane QLD 4001 Tel: +61 7 3011 3333 Fax: +61 7 3011 3100 www.ey.com/au

Independent auditor’s report to the members of Progen Pharmaceuticals Limited

Report on the Financial Report

We have audited the accompanying financial report of Progen Pharmaceuticals Limited (“the company”), which comprises the consolidated statement of financial position as at 30 June 2011, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the directors’ report.

Liability limited by a scheme approved

under Professional Standards Legislation

Auditor’s Opinion

In our opinion:

a.               the financial report of Progen Pharmaceuticals Limited is in accordance with the Corporations Act 2001, including:

i                     giving a true and fair view of the consolidated entity’s financial position as at 30 June 2011 and of its performance for the year ended on that date; and

ii                  complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b.              the financial report also complies with International Financial Reporting Standards as disclosed in Note 2.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualifying our opinion, we draw attention to Note 2 in the financial report which indicates that the consolidated entity incurred net losses of $6.1 million during the year ended 30 June 2011 (2010: $15.8 million) and needs to raise additional funds to continue as a going concern. As a result of these matters there is significant uncertainty whether the consolidated entity will continue as a going concern, and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Report on the Remuneration Report

We have audited the Remuneration Report included in section 10 of the directors’ report for the year ended 30 June 2011. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion, the Remuneration Report of Progen Pharmaceuticals Limited for the year ended 30 June 2011, complies with section 300A of the Corporations Act 2001.

Ernst & Young

Mike Reid
Partner
Brisbane
23 August 2011